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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------
                                   SCHEDULE TO
                             TENDER OFFER STATEMENT
                  UNDER SECTION 14(D)(1) OR SECTION 13(E)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)
                           --------------------------
                               TECHNISOURCE, INC.
                       (Name Of Subject Company (Issuer))
                           --------------------------
                              IM ACQUISITION, INC.

                                 IM MERGER CORP.
                      (Names of Filing Persons (Offerors))

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    878553106
                      (CUSIP Number of Class of Securities)
                           --------------------------
                              James L. Hudson, Esq.
                              IM Acquisition, Inc.
                         2300 Cottondale Lane, Suite 250
                        Little Rock, Arkansas 72202-2054
                            Telephone: (501) 537-4525
            (Name, address and telephone number of person authorized
       to receive notices and communications on behalf of filing persons)
                           --------------------------
                                   COPIES TO:

                           Christopher J. Austin, Esq.
                                  Ropes & Gray
                             One International Place
                           Boston, Massachusetts 02110
                            Telephone: (617) 951-7303


[ ] Check the box if the filing relates to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]  third-party tender offer subject to Rule 14d-1.
[ ]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission on June 18, 2002 by IM Merger Corp., a Florida corporation (the "Purchaser"), and IM Acquisition, Inc., a Delaware Corporation ("Parent"). The Schedule TO relates to the offer by the Purchaser to purchase all the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Technisource, Inc., a Florida corporation (the "Company"), at a purchase price of $4.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 18, 2002 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used herein but not otherwise defined have the meanings ascribed to such terms in the Schedule TO.

ITEMS 4 AND 11

     Items 4 and 11 of the Schedule TO which incorporate by reference the information contained in the Offer to Purchase are hereby amended as follows:

     1. The first paragraph in the section of the Offer to Purchase entitled "Withdrawal Rights" beginning on page 15 is hereby amended and supplemented to read in its entirety as follows:

               "Except as otherwise provided in this Section 3, tenders of Shares are irrevocable. Shares tendered pursuant to the Offer may be withdrawn pursuant to the procedures set forth below at any time prior to the Expiration Date and, unless theretofore accepted for payment and paid for by the Purchaser pursuant to the Offer, may also be withdrawn at any time after August 17, 2002."

     2. The thirteenth paragraph in the section of the Offer to Purchase entitled "Certain Conditions of The Offer" beginning on page 36 is hereby amended and restated on page 37 as follows:

               "(l) the Company shall not have become a party to the Parent's existing credit agreement with Fleet Capital Corporation, which is required for the Parent to receive the funds necessary to consummate the Offer;"

     3. The second sentence of the first paragraph in the section of the Offer to Purchase entitled "Fees and Expenses" beginning on page 39 is hereby amended and restated to read in its entirety as follows:

          "The Information Agent and the Depositary each will receive reasonable and customary compensation for their services, which we do not expect to exceed $15,000 for each of the Information Agent and Depositary. They will also be reimbursed for certain reasonable out-of-pocket expenses and be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities and expenses under the U.S. federal securities laws."



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                                   SIGNATURES

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       IM MERGER CORP.

                                       By: /s/ James L. Hudson
                                          --------------------------------------
                                          Name:  James L. Hudson
                                          --------------------------------------
                                          Title:  Secretary
                                          --------------------------------------

                                       IM ACQUISITION, INC.

                                       By: /s/ James L. Hudson
                                          --------------------------------------
                                          Name:  James L. Hudson
                                          --------------------------------------
                                          Title:  Secretary
                                          --------------------------------------

Dated:  July 12, 2002
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